

October 28, 2009

Via U.S. Mail and Facsimile

J. Russell Porter
Chief Executive Officer
Gastar Exploration Ltd.
1331 Lamar Street, Suite 1080
Houston, Texas 77010

> **Re: Gastar Exploration Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed October 15, 2009**
> **File No. 333-160776**

Dear Mr. Porter:

We have reviewed your amended filing and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We remind you of prior comments 1 and 2 from our letter dated August 21, 2009. With your next amendment, provide a more precise citation to the filing or amendment (and the date it was filed) from which you are incorporating by reference the listed exhibits. Also provide any appropriate litigation updates.

United States Federal Income Tax Consequences Associated with our Common, page 35

2. We note your response to prior comment 4. However, the second sentence in this section appears to be incomplete. Please revise the disclosure to clarify the intended meaning.

Opinions of Counsel

3. Please obtain and file new or revised opinions of counsel to address each of the following comments. To expedite the staff's review, please submit via EDGAR as correspondence .pdf documents which clearly and precisely identify all changes to each opinion of counsel from the previous version.

4. In that regard, we note that the second Burnett opinion contains a substantial amount of revised text, including a number of revisions that are totally unrelated to prior staff comment. Provide via EDGAR a copy of that Amendment 1 opinion marked to show the changes from the version filed initially. We may have additional comments after viewing the marked revisions.

Exhibit 5.1

5. The "if applicable" limitation in the second numbered opinion appears inappropriate.

6. The reader may rely upon the opinion, and the new concluding paragraph suggesting otherwise is not appropriate. Please obtain an opinion that does not include the paragraph.

Exhibit 5.2 (as previously filed)

7. The Burnett opinion is limited in scope and does not extend to the debt securities. We note your response to prior comment 7, and we reissue the comment. For example, prior to reaching its opinions regarding legal issuance and the legally binding nature of the obligations, it would appear that counsel must first determine whether in fact the company constitutes "a valid and subsisting corporation" under applicable law.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
        T. Levenberg
        T. Mark Kelly (713.615.5531)